April 28, 2017

VIA EDGAR

Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, DC 20549

Attention: Cecilia Blye, Office of Global Security Risk

Re:	Baxter International Inc.
Form 10-K for the fiscal year ended December 31, 2016
Filed February 23, 2017
File No. 001-04448

Dear Ms. Blye:

We submit this letter in response to comments from the Staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”), received by letter dated March 31, 2017 relating to the Form 10-K of Baxter International Inc. (“we”, “us”, “our” or the “Company”) for the fiscal year ended December 31, 2016.    The March 31, 2017 letter is the first follow up correspondence we received from the Staff after submitting a letter in response to a similar Staff inquiry in October 2014.

Set forth below is the Staff’s comment followed by our response, which is numbered to correspond with the number set forth in the Staff’s comment letter.

1.	You stated in your letter to us dated November 25, 2014 that you sold products to Sudan and Syria, countries which are designated by the State Department as state sponsors of terrorism, and are subject to U.S. economic sanctions and export controls. Your Form 10-K does not describe your business with those countries. Please describe to us the nature and extent of your past, current and anticipated contacts with Sudan and Syria since the referenced letter, whether through subsidiaries, distributors, sales agents or other direct or indirect arrangements. You should describe any goods, technology or services you have provided into Sudan and Syria, directly or indirectly, and any agreements, arrangements or other contacts you have had with the governments of those countries or entities they control.

Company Response:

The Company, through its subsidiaries, develops, manufactures and markets products that save and sustain the lives of people with kidney disease, trauma and other chronic and acute medical conditions. A description of the Company’s business dealings with Sudan and Syria is provided below.

In addition, the Company donates lifesaving and sustaining medical products through its humanitarian aid partners, and such products have been sent through these partners to both Sudan and Syria. The Company donated product valued at approximately $135,000 for distribution in Syria and Sudan between 2014 and 2016.

Cecilia Blye

Securities and Exchange Commission

Sudan

The Company sells a range of life saving and sustaining medical products to Sudan, including anesthetics, dialysis equipment and solutions, IV sets and accessories, and nutritional products. Such sales are made primarily by two foreign subsidiaries, Baxter A.G., a Swiss entity, operating through its Dubai office, and Gambro A.B., a Swedish entity, to or through distributors who sell the products to Central Medical Supplies (“CMS”), the Sudanese government-owned provider of medical products in Sudan. Total sales by the Company for distribution in Sudan in 2014, 2015 and 2016 were approximately $8.8 million, $6.6 million and $6.0 million, respectively, and for the three-month period ended March 31, 2017 were approximately $300,000. The Company also engages in support activities related to its indirect sales in Sudan, including order processing, promotional and marketing assistance and education, carried out by employees of Baxter A.G. and Gambro A.B.

The Company believes that the sales and support activities described above were carried out in accordance with applicable laws and regulations, including the terms and conditions of individual export licenses obtained by the Company from the Office of Foreign Assets Control.

Syria

The Company sells a limited portfolio of life saving and sustaining medical products to Syria, primarily oncology medicine and dialysis equipment and solutions. These sales are made by two subsidiaries, Baxter A.G. and Gambro A.B., to distributors who sell the products to end-users in Syria. The Company also sells product to the World Health Organization for use in relief efforts in Syria.

Total sales by the Company to Syria in 2014, 2015 and 2016 were approximately $870,000, $240,000 and $350,000, respectively, and for the three-month period ended March 31, 2017 were approximately $35,000. The Company also engages in support activities related to its sales in Syria, including order processing, promotional and marketing assistance, and education carried out by employees of Baxter A.G. and Gambro A.B.

The Company believes that the sales and support activities described above were carried out in accordance with applicable laws and regulations.

Cecilia Blye

Securities and Exchange Commission

2.	Please discuss the materiality of any contacts with Sudan and Syria you describe in response to the comment above, and whether the contacts constitute a material investment risk for your security holders. You should address materiality in quantitative terms, including the approximate dollar amounts of any revenues, assets and liabilities associated with Sudan and Syria for the last three fiscal years and the subsequent interim period. Also, address materiality in terms of qualitative factors that a reasonable investor would deem important in making an investment decision, including the potential impact of corporate activities upon a company’s reputation and share value. As you know, various state and municipal governments, universities and other investors have proposed or adopted divestment or similar initiatives regarding investment in companies that do business with U.S.-designated state sponsors of terrorism. You should address the potential impact of the investor sentiment evidenced by such actions directed toward companies that have operations associated with Sudan and Syria.

Company Response:

Based on an assessment of both quantitative and qualitative factors, the Company believes that our activities in Sudan and Syria are not material to the Company and do not constitute a material investment risk. In assessing materiality of such activities, we considered materiality based on quantitative factors as well as qualitative factors that a reasonable investor would deem important in making an investment decision in the Company’s securities, including the potential impact on the Company’s reputation and share value.

We refer the Staff to our response to Comment No. 1 for a description of the Company’s sales in each named country during each of the past three years. In the aggregate, the Company’s total sales to (or for distribution within) Sudan and Syria for each of the past three years totaled approximately $9.7 million, $6.9 million and $6.4 million in 2014, 2015 and 2016 respectively, and were approximately $335,000 for the three-month period ended March 31, 2017.

The Company’s total net sales (after adjusted for the June 2015 spin-off of Baxalta Incorporated) were approximately $10.7 billion in 2014, $10.0 billion in 2015, $10.2 billion in 2016 and $2.5 billion in the quarter ended March 31, 2016. As such, the Company’s sales to Sudan and Syria, individually and in the aggregate, accounted for less than one-tenth of one percent of the Company’s total sales in each of these periods. Therefore, we believe that our activities and contacts in those countries are quantitatively immaterial to our investors, our business and our financial condition.

In addition, to the extent that the following qualitative factors may be suggested to impact an analysis of materiality, we believe that our activities in Sudan and Syria are not material to our investors, our business, or our financial condition. We believe that our business and humanitarian efforts in these markets are conducted in compliance with applicable U.S. and local laws, which

Cecilia Blye

Securities and Exchange Commission

have been enacted to ensure that all people, regardless of the actions of their governments, have access to essential medical treatment. The Company maintains a trade compliance program, supported by resources from internal legal and supply chain departments and external legal counsel, to ensure the Company’s compliance with applicable economic sanctions regulations and laws administrated by OFAC and BIS, including the terms and conditions of general and specific export licenses that may be required to conduct business in these markets.

The Company is aware of legislation and guidelines that have been adopted by certain states and organizations permitting or requiring divestment from, or reporting of interests in, companies that do business with certain U.S.-designated state sponsors of terrorism. We do not believe that such legislation has, to date, had a material impact on our reputation or share value. The Company will continue to monitor the status of such legislation, as well as legislation proposed but not yet enacted, and whether it may have any material impact on us and our investors.

In addition, the Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in its filings with the Commission;

•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the Company’s filings; and

•	the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions or require any further information regarding this matter, please contact the undersigned at (224) 948-3086.

Very truly yours,

/s/ Ellen K. McIntosh
Ellen K. McIntosh
Corporate Vice President, Associate General Counsel & Corporate Secretary
Baxter International Inc.